Exhibit 99.2

NOMAD ROYALTY COMPANY LTD.

AND

SANDSTORM GOLD LTD.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

________________________________________________

SUPPLEMENTAL INDENTURE
to the Warrant Indenture dated November 19, 2020

________________________________________________

Effective August 15, 2022

THIS SUPPLEMENTAL INDENTURE made effective as of the 15th day of August, 2022.

BETWEEN:

NOMAD ROYALTY COMPANY LTD., a corporation existing under the federal laws of Canada (“Nomad”)

AND:

SANDSTORM GOLD LTD., a corporation existing under the laws of the Province of British Columbia (“Sandstorm”)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of the Canada and authorized to carry on business in all provinces of Canada (the “Warrant Agent”)

All terms used herein have the meaning ascribed thereto in the Indenture (as herein after defined), unless otherwise indicated.

WHEREAS Nomad and the Warrant Agent executed a warrant indenture dated November 19, 2020 (the “Indenture”) pursuant to which Nomad issued 19,997,118 common share purchase warrants (the “Warrants”), each Warrant entitling the holder thereof to acquire 0.1 of a common share of Nomad (each whole share, a “Nomad Share”);

AND WHEREAS, on May 1, 2022, Nomad and Sandstorm entered into an arrangement agreement pursuant to which the parties agreed to implement a plan of arrangement pursuant to the provisions of the Canada Business Corporations Act (the “Arrangement”) whereby, among other things, Sandstorm would acquire 100% of the outstanding Nomad Shares and Nomad would become a wholly-owned subsidiary of Sandstorm;

AND WHEREAS, the Arrangement was made effective as of 12:01 a.m. (Eastern time) (the “Effective Time”) on the date hereof (the “Effective Date”);

AND WHEREAS, pursuant to the Arrangement, shareholders of Nomad received 1.21 common shares (each whole share, a “Sandstorm Share”) of Sandstorm (the “Consideration”) in consideration for each Nomad Share held immediately before the Effective Time;

AND WHEREAS, pursuant to Section 4.1(d) of the Indenture, upon and from the Effective Date, each holder of a Warrant outstanding immediately prior to the Effective Date became entitled to receive, upon the exercise of each of such holder’s Warrants, in lieu of each Nomad Share to which such holder was theretofore entitled upon such exercise, the Consideration;

AND WHEREAS Section 8.1 of the Indenture provides for the creation of indentures supplemental to the Indenture for the purposes of adjustments resulting from the application of the provisions of Article 4 of the Indenture;

AND WHEREAS, the board of directors of Nomad has determined that the Indenture will be supplemented as set out herein;

AND WHEREAS, Sandstorm has agreed to execute and deliver this Supplemental Indenture to, among other things, evidence its agreement to deliver Sandstorm Shares in lieu of any Nomad Shares that are required to be delivered pursuant to the Indenture upon exercise of any Warrants;

AND WHEREAS, the foregoing recitals are made as statements of fact by Nomad and Sandstorm and not by the Warrant Agent;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows.

ARTICLE 1
INTERPRETATION

1.1	Definitions

Capitalized terms used in this Supplemental Indenture shall have the meaning of the definitions set out in the Indenture, unless there is something in the subject matter or context inconsistent therewith.

1.2	Interpretation

In this Supplemental Indenture:

(a)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa; and
(b)	words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them.
1.3	Applicable Law

This Supplemental Indenture shall be construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein and shall be treated in all respects as a Québec contract.

1.4	Invalidity, Etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

ARTICLE 2
AMENDMENTS

Effective as of the date hereof, the Indenture is amended as follows:

2.1	Exchange Basis

Each of Nomad, Sandstorm and the Warrant Agent acknowledges and agrees that, as and from the date hereof, in accordance with Section 4.1(d) of the Indenture, any Warrantholder who exercises that holder’s Warrants will be entitled to receive, and will accept in lieu of each whole Nomad Share to which such holder was theretofore entitled upon such exercise, the Consideration, subject to further adjustment as provided herein and the Indenture.

2.2	Obligation of Sandstorm to issue Sandstorm Shares
(a)	Sandstorm hereby agrees that, in accordance with Section 4.1(d) of the Indenture, Sandstorm will issue and deliver Sandstorm Shares on behalf of Nomad upon any Warrantholder’s exercise of Warrants, on the basis set out in Section 2.1 of this Supplemental Indenture, with the intent and to the extent that any and all such obligations of Nomad in respect of the issuance and delivery of Nomad Shares under the Indenture will be satisfied by the issuance or delivery by Sandstorm of Sandstorm Shares on behalf of Nomad rather than by the issuance or delivery by Nomad of Nomad Shares.
(b)	Where the Indenture refers to Common Shares or an obligation of the Corporation to issue or deliver Common Shares, the provisions of the Indenture will be read mutatis mutandis to reflect that Sandstorm will issue or deliver Sandstorm Shares and not Nomad Shares and that references in the Indenture to the “Common Shares” will mean the “Sandstorm Shares”, references to “Shareholders” or to the “holders of Common Shares” will refer to the “holders of Sandstorm Shares”, and references to “the Corporation” having an obligation to issue or deliver Common Shares will refer to “Sandstorm” having an obligation to issue or deliver Sandstorm Shares, as applicable.
(c)	Any issuance or delivery of Sandstorm Shares by Sandstorm pursuant to this Section 2.2 will be treated, for the purposes of the Indenture, as if issued or delivered by Nomad and will have the same effect under the Indenture as if made by Nomad.
(d)	Nomad hereby agrees that in consideration for Sandstorm’s agreement to deliver Sandstorm Shares issuable to Warrantholders who exercise their Warrants and Sandstorm’s related agreements pursuant to this Supplemental Indenture, Nomad will be legally obliged to pay to Sandstorm an amount equal to the Exercise Price delivered by Warrantholders, and Sandstorm agrees to accept such legal obligation of Nomad in consideration and satisfaction of Sandstorm’s agreements under this Supplemental Indenture.
2.3	No Fractional Sandstorm Shares

In no event shall any Warrantholder be entitled to a fractional Sandstorm Share upon exercise of any Warrants. Notwithstanding any other provision of the Indenture, any fractional Sandstorm Shares that Sandstorm may otherwise be required to issue to a Warrantholder upon exercise of the Warrants in accordance with the terms hereof, shall be rounded down to the nearest whole number.

2.4	Specific Amendments

In addition to, and notwithstanding the generality of Section 2.2(b) hereof and the mutatis mutandis language contained therein, and for greater certainty, in order to accommodate the Arrangement, and to fulfil, to the extent possible, the intent and provisions of Section 4.1(d) of the Indenture, the following specific amendments are made to the following provisions of the Indenture:

(a)	On and from the Effective Time, the definition of “Common Shares” under Section 1.1 of the Indenture will be read as follows:

“Common Shares” means the common shares of Sandstorm as of and from the Effective Time and the common shares of Nomad prior to the Effective Time.

(b)	On and from the Effective Time, the definition of “Exercise Price” under Section 1.1 of the Indenture will be read as follows:

“Exercise Price” means: (a) as of and from the Effective Date, the price at which 1.21 Sandstorm Shares may be purchased by the exercise of ten (10) Warrants, which is C$17.10, payable in immediately available Canadian funds, subject to adjustment in accordance with the provisions of Section 4.1 and (b) prior to the Effective Date, the price at which a whole Nomad Share may be purchased by the exercise of ten (10) Warrants, which is C$17.10 per Nomad Share, payable in immediately available Canadian funds, subject to adjustment in accordance with the provisions of Section 4.1.

(c)	On and from the Effective Time, references to the “Corporation” in the following sections of the Indenture will mean and refer to “Sandstorm”:

2.3; 2.11.2 (first reference only); 3.3.2; 3.4 (third and sixth references only); 4.1(a); 4.1(b); 4.1(c); 4.1(d); 4.1(e); 4.3; 4.5; 4.6; 4.7; 4.8; 4.9; 4.10(c); 5.2 (lead in language); 5.2(e); 5.2(f); and 5.9 (fourth reference only).

(d)	On and from the Effective Time, reference to the “Corporation” in the definition of “Auditors” under Section 1.1 of the Indenture will mean and refer to “Sandstorm”.
(e)	On and from the Effective Time, reference to the “Corporation” in the definition of “Current Market Price” under Section 1.1 of the Indenture will mean and refer to “Sandstorm”.
(f)	On and from the Effective Time, references to the “Corporation” in the definition of “Dividends Paid in Ordinary Course” under Section 1.1 of the Indenture will mean and refer to “Sandstorm”.
(g)	On and from the Effective Time, references to the “Corporation” in the following sections of the Indenture will mean and refer to both “Sandstorm and Nomad”:

2.2(e); 2.11.2 (second and third reference only); 3.2.2; 3.9.1 (first reference only); 3.9.2; 4.4; 4.10(d); 5.2(h); 6.2; 6.3; 7.10(a); 7.10(c); 7.10(d); 7.10(e); 7.10(g); 9.1(b); 9.3; 9.7(a); 9.7(d); 9.7(e) (Sandstorm and Nomad jointly and severally); 9.9; 9.14; and 10.10.

(h)	On and from the Effective Time, references to the “Corporation” and to the “Company” in the legend contained in Section 2.5.3 of the Indenture will mean and refer to “Sandstorm”.
(i)	On and from the Effective Time, references to the “legend set forth in Section 2.5.2” in Section 3.3.3 of the Indenture shall mean and be corrected to refer to “the legend set forth in Section 2.5.3”.
(j)	On and from the Effective Time, Note 2 to Schedule B (Exercise Form) of the Indenture shall be amended to read “If Box B is checked, the certificate representing the Common Shares will bear a legend, as set forth in Section 2.5.3 (or substantially similar), restricting transfer without registration under the U.S. Securities Act, as amended, and applicable state securities laws unless an exemption from registration is available.
(k)	On and from the Effective Time, references to the “Corporation” or to “Nomad Royalty Company Ltd.” in Schedules “A” through “B” of the Indenture will mean and refer to “Sandstorm” and/or “Nomad”, as the context requires in light of the Arrangement.
(l)	On and from the Effective Time, Subsection 10.1.1(a) of the Indenture shall be deleted in its entirety and replaced with the following:

if to the Corporation:

Sandstorm Gold Ltd.
Suite 1400, 400 Burrard Street
Vancouver, British Columbia V6C 3A6

Attention:    Nolan Watson
Email:         [Redacted]

with a copy (which will not constitute notice) to:

Cassels Brock & Blackwell LLP
Suite 2200, HSBC Building, 885 West Georgia Street
Vancouver, British Columbia V6C 3E8

Attention:    Jen Hansen / Jennifer Traub
Email:         jhansen@cassels.com / jtraub@cassels.com

and a copy (which will not constitute notice) to:

Neal, Gerber & Eisenberg LLP
Two North LaSalle Street, Suite 1700

Chicago, IL 60602
USA

Attention:   John Koenigsknecht
Email:         jkoenigsknecht@nge.com

ARTICLE 3
INDENTURE SUPPLEMENTAL TO PRINCIPAL INDENTURE

3.1	Supplemental Indenture
(a)	This Supplemental Indenture is supplemental to the Indenture and the Indenture and the Warrants issued thereunder shall henceforth be read in conjunction with this Supplemental Indenture. The Indenture and this Supplemental Indenture shall henceforth have effect, so far as practicable, as if all the provisions of the Indenture and of this Supplemental Indenture were contained in one instrument. Each certificate representing Warrants will, after the Effective Time, be deemed to be revised as necessary to reflect the amendments to the Indenture as set out in this Supplemental Indenture without any further action on the part of the Warrantholders.
(b)	On and after the date hereof, each reference in the Indenture, as amended by this Supplemental Indenture, to “this Indenture”, “this indenture”, “herein”, “hereby”, and similar references, and each reference to the Indenture in any other agreement, certificate, document or instrument relating thereto, will mean and refer to the Indenture as amended hereby. Except as specifically amended by this Supplemental Indenture, all other terms and conditions of the Indenture will remain in full force and unchanged. For greater certainty, each of Nomad, Sandstorm and the Warrant Agent acknowledge and agree that this Supplemental Indenture is not a novation of the Indenture and nothing herein will be read as any implication to the contrary.

ARTICLE 4
CONFIRMATION OF INDENTURE

4.1	Confirmation

The Indenture as amended and supplemented by this Supplemental Indenture is in all respects confirmed.

ARTICLE 5
EXECUTION AND FORMAL DATE

5.1	Execution

This Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

5.2	Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Supplemental Indenture and carry out its provisions.

5.3	Formal Date

For the purpose of convenience this Supplemental Indenture may be referred to as bearing the formal date of August 15, 2022 irrespective of the actual date of execution hereof.

[Signature page follows.]

IN WITNESS whereof the parties hereto have executed these presents under the hands of their proper officers in that behalf.

NOMAD ROYALTY COMPANY LTD.
By:	(signed) Vincent Metcalfe
Authorized Signatory

SANDSTORM GOLD LTD.
By:	(signed) Nolan Watson
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA
By:	(signed) Jonathan Champoux Cadoche
Authorized Signatory

By:	(signed) Francis Nixon
Authorized Signatory